Equitable Financial Life Insurance Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

SHANE DALY

Vice President and

Associate General Counsel

(212)314-3912

FAX (212)707-1791

LAW DEPARTMENT

September 24, 2021

Equitable Financial Life Insurance

Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

Re:                             Equitable Financial Life Insurance Company of America

Equitable America Variable Account A

Request to Withdraw Post-Effective Amendment No. 37 to the Registration Statement on Form N-4

File No. 333-59717

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Equitable Financial Life Insurance Company of America (the Company”) and Equitable America Variable Account A respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-effective Amendment No. 37 to the Registration Statement on Form N-4 for the Account (File No. 333-59717) together with all exhibits (the “Amendment”) as filed with the SEC on September 3, 2021 (Accession No.  0001104659-21-112864).

If you have questions regarding this request, please contact the undersigned at the above number.

Sincerely,

/s/ Shane Daly
Shane Daly

cc:   Thomas Bisset